SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEW CONCEPT ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

643611-10-6

(CUSIP Number)

Marshall K. Stagg
805 Broadway Street
Suite 1000
Vancouver, WA 98666
360-816-2471
360-696-2122 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6

1		name of reporting person hks investment corporation
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization washington
number of shares beneficially owned by each reporting person with	7	sole voting power 41,467
	8	shared voting power -0-
	9	sole dispositive power 41,467
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 41,467
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 2.13%
14		type of reporting person CO

Item 1.  Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) relates to shares of Common Stock, par value of $0.01 per share (the “Shares”), of New Concept Energy, Inc., a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D (the “Original Statement”), filed by the “Reporting Persons” described below, for event occurring December 30, 2005.

This Amendment No. 1 is being filed to reflect that, by virtue of dispositions of Shares and reduction in percentage ownership of the Shares, HKS Investment Corporation, a Washington corporation (“HKS”) ceased to be a Reporting Person. See Item 5(c) and (e) below.

Item 2.  Identity and Background

Item 2 of the Original Statement is amended as follows:

(a)-(c)           This Amendment No. 1 is being filed on behalf of HKS, which was the subject of an “F reorganization” in early 2011 through a reincorporation from Nevada to Washington. HKS’s principal office address is 2915 NW Ivy Lane, Camas, Washington 98607; telephone number, 360-989-4405; fax number, 360-816-2472. HKS’s sole officer and director is Marshall K. Stagg, who is a U. S. citizen.

At the time of filing of the Original Statement, HKS, then a Nevada corporation, reported ownership of 108,994 Shares, which then constituted approximately 11.2% of the outstanding Shares. Shortly thereafter, through the issuance of additional Shares by the Company in February 2008 to an entity not affiliated with HKS, but through no action of HKS, HKS’s then ownership of 108,994 Shares dropped to approximately 5.6% of the Shares then outstanding, which continued until March 12, 2010, when HKS sold 600 Shares at a price of $4.88 per Share. On March 18, 2014, with the sale of 5,000 Shares in the open market, at a price of $2.10 per Share by HKS, HKS’s ownership dropped below 5% of the then outstanding Shares. See Item 5(c) and (e) below.

Item 5.  Interest in Securities of the Issuer

(a)           According to the latest information available as of March 31, 2015, the total number of issued and outstanding Shares is believed to be 1,946,935, and after giving effect to the transactions described in (c) below, HKS owns and holds directly 41,467 Shares, which constitutes approximately 2.13% of the issued and outstanding Shares.

(b)            Marshall K. Stagg, as the sole officer and director of HKS, has the sole voting and dispositive power over the 41,467 Shares held directly by HKS.

(c)           During the sixty calendar days ended April 10, 2015, the Reporting Persons did not engage in any transaction in the Shares or any other equity interest derivative thereof. Prior to that sixty-day period from March 12, 2010, through June 24, 2014, in several unrelated open market transactions, HKS sold an aggregate of 67,527 Shares in the open market, at varying prices, ranging from $2.00 per Share to $5.05 per Share. The various trades consisted of sales from 33 Shares to 10,000 Shares over the four-year period, at varying times. On March 18, 2014, with the sale of 5,000 Shares at a price of $2.10 per Share, HKS ceased to be a Reporting Person.

(d)           No person other than the Reporting Persons or the member of its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from or the proceeds from the sale of the Shares currently held by HKS.

(e)           On March 18, 2014, with the sale of 5,000 Shares in the open market at a price of $2.10 per Share, HKS ceased to be a Reporting Person.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated: April 10, 2015

HKS INVESTMENT CORPORATION By: /s/ Marshall K. Stagg Marshall K. Stagg, President